UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921-1538

PEAPACK-GLADSTONE BANK

EMPLOYEES’ SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Bedminster, New Jersey

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Management

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

Bedminster, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP Crowe Horwath LLP

New York, New York

June 23, 2016

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and December 31, 2014

	2015	2014
ASSETS
Investments at fair value (Note 4)	$26,741,451	$27,435,387
Investment at contract value (Note 5)	4,931,429	5,277,935
Receivables:
Employer contribution receivable	825,170	754,450
Notes receivable from participants	391,241	456,351
Total receivables	1,216,411	1,210,801

Total assets	32,889,291	33,924,123

NET ASSETS AVAILABLE FOR BENEFITS	$32,889,291	$33,924,123

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

Additions to net assets attributed to:
Contributions:
Participant contributions	$2,085,666
Employer contributions-Cash	723,472
Employer contributions-Noncash (Securities)	763,288
Employee rollovers (Note 1)	57,708
Total contributions	3,630,134

Dividend income	382,889
Interest income	955,062
Total income	1,337,951

Total additions	4,968,085

Deductions from net assets attributable to:
Miscellaneous fees	3,905
Benefits paid to participants	4,625,526
Net depreciation in fair value of investments	1,373,486
Total deductions	6,002,917

Net (decrease) in net assets available for benefits	(1,034,832)

Net assets available for benefits
Beginning of year	33,924,123
End of year	$32,889,291

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who have met the eligibility requirements, as defined below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $18,000 for 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans in the form of rollovers.

For participants who have attained the age of 21, and have completed one quarter of a year of service, where a ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning the with participant’s hire date,’ shall be eligible to participate with respect to a match contribution (the “Match Contributions”) as of the date the participant has satisfied such requirement. The Bank shall contribute for each payroll period on behalf of each participant, an amount equal to 50% of salary reduction deferrals made on behalf of the participant, up to 6% of the participant’s compensation. For 2015, the Bank contributed $671,042 in cash through the Match Contribution.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who have attained the age of 21, have completed one year of service, and are employed by the Bank on the last day of the Plan year (the “Profit Sharing Contribution”). The Bank did not contribute to the profit sharing plan in 2015.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Peapack-Gladstone Bank Employees’ Retirement Plan (“Pension Plan”) as of May 12, 2008 (“Determination Date”). The Bank did not contribute to the “Age and Service” Plan in 2015.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Pension Plan as of the Determination Date. The Bank did not contribute to the “Enhanced Contribution” Plan in 2015.

Each year, for all eligible participants employed on the last day of the Plan year, the Bank will make an automatic Qualified Non-Elective Contribution (“QNEC Contribution”). The QNEC Contribution is 3% of the participant’s compensation earned during the Plan year. For 2015, the Bank contributed $52,430 in cash and $763,288 in PGC stock through the QNEC Contribution.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings, and (c) forfeitures of employer contributions, and is charged with his or her withdrawals and an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions and the Bank’s matching contributions, plus actual earnings or losses thereon. Vesting in the non-matching contributions portion of their accounts, plus actual earnings or losses thereon, is based on years of continuous service, as defined. A participant is 100% vested after three years of continuous service.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures: Forfeitures of employer contributions arising from the termination of members who were not fully vested shall be used to offset future employer contributions. Nonvested portions of participant accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs. No forfeitures were used in 2015 and 2014. The total forfeitures available for use were $51,580 for 2015 and $31,715 for 2014, respectively.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Management of Trust Funds: The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and Peapack-Gladstone Bank’s Private Wealth Management Division, a division of Peapack-Gladstone Financial Corporation (“the Corporation”).

Notes Receivable from Participants (“Loans”): Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses: The majority of the administrative expenses are paid by the Bank. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition: Other than the fully benefit-responsive contract, which is reported at contract value, the Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2015 and 2014, approximately 9.8% and 9.3% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Adoption of New Accounting Standards:  In July 2015, the FASB issued ASU 2015-12 " Plan Accounting: Defined Contribution Pension Plans (Topic 962)" ("ASU 2015-12"), in order to reduce the complexity in employee benefit plan accounting and reporting, particularly with respect to investments held by employee benefit plans.  ASU 2015-12 eliminates the reporting requirements of Topic 820, Fair Value Measurements for fully benefit-responsive investment contracts (“FRBICs”) as those investments are required to be measured, presented and disclosed only at contract value.  The new guidance also eliminates or simplifies various disclosure requirements applicable to other plan investments. Adoption of this guidance did not have a material impact on the Plan's statements of net assets available for benefits or the statement of changes in net assets available for benefits.  However, investments previously reported at fair value totaling $5,277,935 as of December 31, 2014 are now reported at contract value.  No adjustment from fair value to contract value was presented on the December 31, 2014 statement of net assets available for benefits as it was determined that fair value approximated contract value.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of the company common stock investment is determined by obtaining quoted prices on a nationally recognized stock exchange (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	At December 31, Using

	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2015
Investments:

Interest-bearing cash	$2	$—	$—	$2
Peapack-Gladstone Financial Corporation
common stock	3,136,168	—	—	3,136,168
Mutual Funds	23,605,281	—	—	23,605,281
Total	$26,741,451	$—	$—	$26,741,451

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

	Fair Value Measurements
	At December 31, Using

	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2014
Investments:

Interest-bearing cash	$2	$—	$—	$2
Peapack-Gladstone Financial Corporation
common stock	3,042,962	—	—	3,042,962
Mutual Funds	24,392,423	—	—	24,392,423
Total	$27,435,387	$—	$—	$27,435,387

There were no significant transfers between Level 1 and Level 2 during 2015.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”), an indirect wholly owned subsidiary of Prudential Financial, Inc., by investing in the PRIAC Guaranteed Income Fund. PRIAC maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of PRIAC or otherwise.

The fully benefit-responsive group annuity contract is a traditional contract, whereby the Plan owns only the contract itself.

	2015	2014
Traditional Investment Contract	$4,931,429	$5,277,935

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The key factors that influence future interest crediting rates could include the following: current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.

NOTE 6 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust. The Prototype Plan received a favorable tax opinion letter dated April 32, 2012. The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract with PRIAC, which is also a custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 152,093 and $3,136,168, respectively, as of December 31, 2015; and, 163,952 and $3,042,962, respectively, as of December 31, 2014. The Plan recognized dividend income of $31,328 during 2015 from this related-party investment. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. The majority of administrative expenses of the Plan are paid directly by the Bank.

SUPPLEMENTAL SCHEDULE

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Peapack-Gladstone
	Financial Corporation	Common stock	#	$3,136,168
	Cash-interest bearing		#	2
Mutual Funds
	American Funds	American Funds Europacific Fund	#	3,334,586
	Clearbridge	Clearbridge Small Cap Growth A	#	565,547
	Franklin	Franklin Rising Dividend R6	#	1,678,499
	Gabelli	Gabelli Small Cap Growth	#	764,104
	Goldman Sachs	Goldman Sachs High Yield	#	504,291
	Goldman Sachs	Goldman Sachs Mid-Cap Value	#	533,016
	Goldman Sachs	Goldman Sachs Small-Cap Value	#	1,499,118
	Invesco	Invesco Comstock	#	2,536,565
	Invesco	Invesco Equity & Income	#	1,530,146
	JP Morgan	JP Morgan Mid-Cap Growth A	#	1,826,779
	Lord Abbett	Lord Abbett Value Opportunities A	#	433,371

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Massachusetts Investors	MFS Massachusetts Investors
		Growth Stock R3	#	3,645,486
	Massachusetts Investors	MFS International Diversification R3	#	245,001
	Pioneer	Pioneer Strat Income A	#	677
	Prudential	Prudential Stock Index A	#	1,323,739
	Putnam	Putnam Income A	#	3,146,429
	Templeton	Templeton Global Total Return Fund	#	37,927
				23,605,281
Investment Contract
*	Prudential Insurance Co.	Guaranteed Income Fund
	of America	Agreement No: GA-39867	#	4,931,429

Notes Receivable from Participants
*	Participant Loans	Interest rates 4.25%,	—	391,241
		Maturing at various dates through 2025
	Total			$32,064,121
*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM